Exhibit 99.2

BlackRock FundsSM

BlackRock Bond Allocation Target Shares

SECRETARY’S CERTIFICATE

I, Brian P. Kindelan, the duly elected and acting Secretary of each of BlackRock FundsSM and BlackRock Bond Allocation Target Shares (each, a “Fund” and collectively, the “Funds”), hereby certify that the following resolutions regarding the extension of the Funds’ fidelity bond were duly adopted by the Board of Trustees of each Fund on May 16, 2006, are in full force and effect and have been so since such date.

RESOLVED, that it is the finding of each Board of Trustees and separately the finding of the Trustees who are not “interested persons” of each Fund under the Investment Company Act of 1940, as amended (the “1940 Act”) that with respect to each Portfolio of each Fund, the Fidelity Bond written by Vigilant Insurance Company (the “Bond”) in the aggregate amount of $10,000,000, covering, among others, officers and employees of the Funds, in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission (the “SEC”) under Section 17(g) of the 1940 Act, is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of each Portfolio of each Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of assets of each Portfolio, the number of other parties named as insured parties under the Bond and the nature of the business activities of those other parties and the nature of the securities held by each Portfolio of each Fund;

FURTHER RESOLVED, that the premium to be paid by each Portfolio of each Fund for a one-month extension of the Bond through September 30, 2006 be, and hereby is, approved by the Board of Trustees of each Fund and separately by the Trustees who are not “interested persons” of each Fund under the 1940 Act after having given due consideration to, among other things, the number of other parties insured under the Bond, the nature of the business activities of those other parties, the amount of the Bond, the premium payable by each Portfolio of each Fund, the ratable allocation of the premium among all the parties insured under the Bond, and the extent to which the share of the maximum premium allocated to each Portfolio of each Fund under the Bond is less than the premium that such Portfolio would have had to pay had it maintained a single insured bond;

FURTHER RESOLVED, that the extension of the Bond be, and hereby is, approved by a vote of a majority of each Board of Trustees and separately by the Trustees who are not “interested persons” of each Fund under the 1940 Act;

FURTHER RESOLVED, that the Secretary, Assistant Secretary, Treasurer and Assistant Treasurer of each Fund be, and each hereby is, designated as the officer responsible for filing the Bond with the SEC and giving notice required under paragraph (g) of the aforementioned Rule 17g-1; and

FURTHER RESOLVED, that the appropriate officers of each Fund be, and each of them hereby is, authorized to make any and all payments and to do any and all other acts, in the name of the Funds and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

By:	/s/ Brian P. Kindelan
Brian P. Kindelan, Esq.
Secretary

Dated: September 12, 2006